The Nottingham Investment Trust II

September 30, 2011 Form N-SAR

Exhibit 77C Disclosure: Matters submitted to a vote of security holders

A Special Meeting of Shareholders of the EARNEST Partners Fixed Income Trust of the Nottingham Investment Trust II occurred on July 27, 2011.  The sole proposal voted on at the meeting was as follows:

      To consider and act upon an Agreement and Plan of Reorganization (the "Plan") providing for the acquisition of all of the assets of the EARNEST Partners Fixed Income Trust (the "EARNEST Fund"), a series of The Nottingham Investment Trust II, by the Touchstone Total Return Bond Fund (the "Touchstone Fund"), a series of Touchstone Funds Group Trust, in exchange for shares of the Touchstone Fund and the assumption by the       Touchstone Fund of the liabilities of the EARNEST Fund. The Plan also provides for pro rata distribution of shares of the Touchstone Fund to shareholders of the EARNEST Fund in liquidation and subsequent termination of the EARNEST Fund.

The Proposal was passed with 1,223,066.658 votes in favor of the Proposal, 466.713 votes against the Proposal and zero abstentions.